JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (as may be amended from time to time, the "Schedule 13D") with respect to the ordinary shares of Indigo Acquisition Corp. beneficially owned by the undersigned is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

INDIGO SPONSOR GROUP, LLC

Dated: August 5, 2025   By: /s/ Scott E. Salpeter
                                            Name: Scott E. Salpeter
                                            Title: Managing Member

Dated: August 5, 2025   /s/ James S. Cassel
                                            James S. Cassel

Dated: August 5, 2025   /s/ Scott E. Salpeter
                                            Scott E. Salpeter